Reg S-K
Item 601
Exhibit 12

BERKSHIRE HATHAWAY INC.
Calculation of Ratio of Consolidated Earnings to Consolidated Fixed Charges
(Dollars in millions)

	Years Ended December 31,

	2002	2001	2000	1999	1998

Net earnings	$4,286	$795	$3,328	$1,557	$2,830
Income tax expense	2,134	620	2,018	852	1,457
Minority interest in earnings	15	54	241	41	27
Earnings from investments in MidAmerican Energy Holdings Company	(317)	(115)	(66)	—	—
Fixed charges*	837	1,069	986	773	163

Earnings available for fixed charges	$6,955	$2,423	$6,507	$3,223	$4,477

Realized investment gains, pretax, included in earnings available for fixed charges	$637	$1,363	$3,955	$1,365	$2,415

Fixed charges*
Interest on indebtedness (including amortization of debt discount and expense)	$725	$968	$916	$715	$130
Rentals representing interest	112	101	70	58	33

	$837	$1,069	$986	$773	$163

Ratio of earnings to fixed charges*	8.31x	2.27x	6.60x	4.17x	27.47x

Ratio of earnings, excluding realized investment gains, to fixed charges*	7.55x	0.99x	2.59x	2.40x	12.65x

*	Includes fixed charges of finance businesses. Fixed charges of finance businesses were as follows:

2002	2001	2000	1999	1998

$535	$762	$774	$586	$21

     Excluding fixed charges of finance businesses the ratios of earnings to fixed charges were as follows:

	2002	2001	2000	1999	1998

Including realized investment gains	21.26x	5.41x	27.04x	14.10x	31.38x
Excluding realized investment gains	19.15x	0.97x	8.39x	6.80x	14.37x